UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

PARKER DRILLING COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

701081507

(CUSIP Number)

Aaron Michael Daniels, Esq.

Brigade Capital Management, LP

399 Park Ave, 16th Floor

New York, NY 10022

(212) 745-9700

with a copy to:

Joseph M. Morrissey, Esq.

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10004

(212) 574-1245

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701081507

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management, LP (I.R.S. Identification No. 20-4895879)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,425,708
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,425,708
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,425,708
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 22.6%*
14.	Type of Reporting Person PN, IA

*	Based on a total of 15,044,374 shares of Common Stock outstanding as of March 26, 2019, as set forth in the Issuer’s most recent Form 8-K, filed March 26, 2019, and 140,105 shares of Common Stock issuable upon the exercise of the warrants described in Item 4 of this Schedule 13D.

CUSIP No. 701081507

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,425,708
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,425,708
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,425,708
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 22.6%*
14.	Type of Reporting Person OO, HC

*	Based on a total of 15,044,374 shares of Common Stock outstanding as of March 26, 2019, as set forth in the Issuer’s most recent Form 8-K, filed March 26, 2019, and 140,105 shares of Common Stock issuable upon the exercise of the warrants described in Item 4 of this Schedule 13D.

CUSIP No. 701081507

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Leveraged Capital Structures Fund Ltd. (I.R.S. Identification No. 98-0513519)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 792,382
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 792,382
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 792,382
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%*
14.	Type of Reporting Person CO

*	Based on a total of 15,044,374 shares of Common Stock outstanding as of March 26, 2019, as set forth in the Issuer’s most recent Form 8-K, filed March 26, 2019, and 15,885 shares of Common Stock issuable upon the exercise of the warrants described in Item 4 of this Schedule 13D.

CUSIP No. 701081507

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Energy Opportunities Fund LP (I.R.S. Identification No. 37-1778600)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 945,229
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 945,229
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 945,229
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2% *
14.	Type of Reporting Person PN

*	Based on a total of 15,044,374 shares of Common Stock outstanding as of March 26, 2019, as set forth in the Issuer’s most recent Form 8-K, filed March 26, 2019, and 82,723 shares of Common Stock issuable upon the exercise of the warrants described in Item 4 of this Schedule 13D.

CUSIP No. 701081507

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital GP, LLC (I.R.S. Identification No. 20-4896004)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 945,229
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 945,229
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 945,229
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2% *
14.	Type of Reporting Person OO, HC

*	Based on a total of 15,044,374 shares of Common Stock outstanding as of March 26, 2019, as set forth in the Issuer’s most recent Form 8-K, filed March 26, 2019, and 82,723 shares of Common Stock issuable upon the exercise of the warrants described in Item 4 of this Schedule 13D.

CUSIP No. 701081507

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald E. Morgan, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,425,708
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,425,708
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,425,708
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ¨
13.	Percent of Class Represented by Amount in Row (11) 22.6%*
14.	Type of Reporting Person IN

*	Based on a total of 15,044,374 shares of Common Stock outstanding as of March 26, 2019, as set forth in the Issuer’s most recent Form 8-K, filed March 26, 2019, and 140,105 shares of Common Stock issuable upon the exercise of the warrants described in Item 4 of this Schedule 13D.

Item 1. Security and Issuer.

The securities to which this statement relates are shares of common stock (the “Common Stock”) of Parker Drilling Company, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5 Greenway Plaza, Suite 100, Houston, Texas 77046.

Item 2. Identity and Background.

(a), (b) and (c) This statement is being filed by the following persons: Brigade Capital Management, LP, a Delaware limited partnership (“Brigade CM”), Brigade Capital Management GP, LLC, a Delaware limited liability company (“Brigade GP”), Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company (“Brigade LCSF”), Brigade Energy Opportunities Fund LP, a Delaware limited partnership (“Brigade EOF”), Brigade Capital GP, LLC, a Delaware limited liability company (“Brigade EOF GP”) and Donald E. Morgan, III.

Brigade CM, Brigade GP, Brigade LCSF, Brigade EOF, Brigade EOF GP and Mr. Morgan are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Brigade.”

Brigade CM is the investment manager of Brigade LCSF and Brigade EOF. The business address and principal executive offices of Brigade CM are located at 399 Park Avenue, 16th Floor, New York, NY 10022.

Brigade GP is the general partner of Brigade CM. The business address and principal executive offices of Brigade GP are located at 399 Park Avenue, 16th Floor, New York, NY 10022.

Brigade LCSF is a pooled investment vehicle that operates as a private investment fund. The business address and principal executive offices of Brigade LCSF are located at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Brigade EOF is a pooled investment vehicle that operates as a private investment fund. The business address and principal executive offices of Brigade EOF are located at 399 Park Avenue, 16th Floor, New York, NY 10022.

Brigade EOF GP is the general partner of Brigade EOF. The business address and principal executive offices of Brigade GP are located at 399 Park Avenue, 16th Floor, New York, NY 10022.

Mr. Morgan is the managing member of Brigade GP, a director of Brigade LCSF and the managing member of Brigade EOF GP and his business address is 399 Park Avenue, 16th Floor, New York, NY 10022.

The shares of Common Stock to which this Schedule 13D relates are held directly by Brigade LCSF, Brigade EOF and other private investment funds and accounts managed by Brigade CM.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the shares of Common Stock pursuant to the Issuer’s emergence from bankruptcy proceedings in exchange for notes issued by the Issuer.

Item 4. Purpose of Transaction

On December 12, 2018, the Issuer and certain of its U.S. subsidiaries (together with the Issuer, the “Debtors”), commenced voluntary Chapter 11 proceedings and filed a prearranged Joint Chapter 11 Plan of Reorganization of the Debtors under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). On January 21, 2019, the Debtors filed the Amended Joint Chapter 11 Plan of Reorganization of Parker and its Debtor Affiliates (as amended, modified or supplemented from time to time, the “Plan”). On March 7, 2019, the Bankruptcy Court entered an order confirming the Plan. On March 26, 2019 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases.

In accordance with the Plan, on the Effective Date, all outstanding obligations under the following notes issued by the Issuer and the related registration rights were cancelled and the indentures governing such obligations were cancelled, except to the limited extent expressly set forth in the Plan:

•	7.50% Senior Notes due 2020 (the “2020 Notes”) issued pursuant to the indenture dated July 30, 2013, by and among the Issuer, the subsidiary guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee; and
•	6.75% Senior Notes due 2022 (the “2022 Notes” and, together with the 2020 Notes, the “Senior Notes”) issued pursuant to the indenture dated January 22, 2014, by and among the Issuer, the subsidiary guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee.

In accordance with the Plan, the holders of the Senior Notes received (i) their proportionate distribution of Common Stock, (ii) their proportionate share of a new second lien term loan of the reorganized Issuer, (iii) the right to participate in a rights offering to purchase shares of Common Stock for $15.06 per share (the “Rights Offering”) and (iv) cash sufficient to satisfy certain expenses owed to Bank of New York Mellon Trust Company, N.A., as trustee for the Senior Notes to the extent not paid by the Issuer.

On the Effective Date, Brigade LCSF received 62,829 shares of Common Stock in respect of the cancellation of $5,000,000 principal amount of 2020 Notes and 390,716 shares of Common Stock in respect of the cancellation of $27,160,000 principal amount of 2022 Notes and purchased 233,298 shares of Common stock in the Rights Offering; Brigade EOF received 140,285 shares of Common Stock in respect of the cancellation of $11,164,000 principal amount of 2020 Notes and 216,721 shares of Common Stock in respect of the cancellation of $15,065,000 principal amount of 2022 Notes and purchased 253,118 shares of Common Stock in the Rights Offering; and other private investment funds and accounts managed by Brigade CM received 135,083 shares of Common Stock in respect of the cancellation of $10,750,000 principal amount of 2020 Notes and 808,001 shares of Common Stock in respect of the cancellation of $56,167,000 in principal amount of 2022 Notes and purchased 493,020 shares of Common Stock in the Rights Offering.

Furthermore, on December 12, 2018, Brigade CM, as investment manager on behalf of its private investment funds and accounts entered into a Backstop Commitment Agreement (as amended and restated on January 28, 2019, the “Backstop Commitment Agreement”) with the Issuer and the other parties thereto (the “Commitment Parties”), pursuant to which the Commitment Parties agreed to backstop the Rights Offering. Under the Backstop Commitment Agreement, the Commitment Parties agreed to purchase any Rights Offering shares that were not duly subscribed for pursuant to the Rights Offering. Pursuant to the Backstop Commitment Agreement, on the Effective Date, Brigade LCSF purchased 59,770 shares of Common Stock; Brigade EOF purchased 195,668 shares of Common Stock; and other private investment funds and accounts managed by Brigade CM purchased 142,607 shares of Common Stock. The purchase price for shares of Common Stock purchased pursuant to the Backstop Commitment Agreement was $15.07 per share.

Under the Backstop Commitment Agreement, the Issuer paid the Commitment Parties a cash put option premium of $7,600,000 (the “Put Option Cash Premium”) pro rata based on the amount of their respective backstop commitments and an advance for estimated professional fees of the Commitment Parties. On the Effective Date, the Put Option Cash Premium was remitted to the Issuer in exchange for shares of Common Stock. Brigade LCSF received 28,490 shares of Common Stock; Brigade EOF received 49,456 shares of Common Stock; and other private investment funds and accounts managed by Brigade CM received 64,788 shares of Common Stock.

The foregoing description of the Backstop Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the Backstop Commitment Agreement, which is incorporated by reference as Exhibit B to this Schedule 13D and is incorporated herein by reference.

In addition, pursuant to the Plan, all shares of the Issuer’s old common stock, par value $0.16 2/3 per share (the “Old Common Stock”), outstanding prior to the Effective Date were cancelled on the Effective Date and holders of shares of Old Common Stock received (i) their proportionate distribution of Common Stock, (ii) the right to participate in the Rights Offering and (iii) their proportionate distribution of Warrants to acquire Common Stock (“Warrants”).

On the Effective Date, Brigade LCSF received 1,394 shares of Common Stock and 15,885 Warrants in respect of the cancellation of 96,293 shares of Old Common Stock; Brigade EOF received 7,258 shares of Common Stock and 82,723 Warrants in respect of the cancellation of 501,449 shares of Old Common Stock; and other private investment funds and accounts managed by Brigade CM received 3,641 shares of Common Stock and 41,497 Warrants in respect of the cancellation of 251,550 shares of Old Common Stock.

The Warrants were issued pursuant to a Warrant Agreement (the “Warrant Agreement”), between the Issuer and Equiniti Trust Company. The Warrants are exercisable from the date of issuance until 5:00 p.m., New York City time, on the fifth and a half anniversary of the Effective Date, at which time, all unexercised Warrants will expire, and the rights of the holders of such Warrants to purchase Common Stock will terminate. The Warrants are initially exercisable for one share of Common Stock per Warrant at an initial exercise price of $48.85 per Warrant.

The foregoing description of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the Warrant Agreement, which is incorporated by reference as Exhibit C to this Schedule 13D and is incorporated herein by reference.

In addition, pursuant to the Restructuring Support Agreement, by and among the Issuer, certain of the Reporting

Persons and the other parties thereto, dated December 12, 2018 (the “Restructuring Support Agreement”), amended by the First Amendment to the Restructuring Support Agreement (the “First Amendment”), the Reporting Persons were granted the right to appoint two independent directors to the Issuer’s Board of Directors (the “Board”) to serve until the Issuer’s 2020 annual meeting of stockholders (the “Initial Term”). Following the expiration of the Initial Term, the Issuer’s entire Board will be nominated/elected in accordance with customary public company board procedures (e.g., the directors appointed by the Reporting Persons will not have an ongoing right to serve).

The foregoing descriptions of the Restructuring Support Agreement and the First Amendment do not purport to be complete and are qualified in their entirety by reference to full texts of the Restructuring Support Agreement and First Amendment, which are incorporated by reference as Exhibits D and E, respectively to this Schedule 13D and are incorporated herein by reference.

In addition, while the Reporting Persons and certain other holders of Common Stock hold greater than 10% of the outstanding Common Stock, or while the Reporting Persons and certain other holders of Common Stock collectively hold at least 75% of the shares of Common Stock issued to them on the Effective Date, each of the Reporting Persons and such other holders have a right to select an observer to the Issuer’s Board.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Brigade CM beneficially owns 3,425,708 shares of Common Stock (including the right to acquire 140,105 shares of Common Stock pursuant to the Warrant Agreement), representing approximately 22.6% of the 15,044,374 shares of Common Stock of the Issuer outstanding (adjusted to reflect the shares of Common Stock issuable upon the exercise of the warrants).

As of the date hereof, Brigade GP beneficially owns 3,425,708 shares of Common Stock (including the right to acquire 140,105 shares of Common Stock pursuant to the Warrant Agreement), representing approximately 22.6% of the 15,044,374 shares of Common Stock of the Issuer outstanding (adjusted to reflect the shares of Common Stock issuable upon the exercise of the warrants).

As of the date hereof, Brigade LCSF beneficially owns 792,382 shares of Common Stock (including the right to acquire 15,885 shares of Common Stock pursuant to the Warrant Agreement), representing approximately 5.3% of the 15,044,374 shares of Common Stock of the Issuer outstanding (adjusted to reflect the shares of Common Stock issuable upon the exercise of the warrants).

As of the date hereof, Brigade EOF beneficially owns 945,229 shares of Common Stock (including the right to acquire 82,723 shares of Common Stock pursuant to the Warrant Agreement), representing approximately 6.2% of the 15,044,374 shares of Common Stock of the Issuer outstanding (adjusted to reflect the shares of Common Stock issuable upon the exercise of the warrants).

As of the date hereof, Brigade EOF GP beneficially owns 945,229 shares of Common Stock (including the right to acquire 82,723 shares of Common Stock pursuant to the Warrant Agreement), representing approximately 6.2% of the 15,044,374 shares of Common Stock of the Issuer outstanding (adjusted to reflect the shares of Common Stock issuable upon the exercise of the warrants).

As of the date hereof, Mr. Morgan beneficially owns 3,425,708 shares of Common Stock (including the right to acquire 140,105 shares of Common Stock pursuant to the Warrant Agreement), representing approximately 22.6% of the 15,044,374 shares of Common Stock of the Issuer outstanding (adjusted to reflect the shares of Common Stock issuable upon the exercise of the warrants).

(b) As of the date hereof, Brigade CM has the shared power to vote and dispose of 3,425,708 shares of Common Stock.

As of the date hereof, Brigade GP has the shared power to vote and dispose of 3,425,708 shares of Common Stock.

As of the date hereof, Brigade LCSF has the shared power to vote and dispose of 792,382 shares of Common Stock.

As of the date hereof, Brigade EOF has the shared power to vote and dispose of 945,229 shares of Common Stock.

As of the date hereof, Brigade EOF GP has the shared power to vote and dispose of 945,229 shares of Common Stock.

As of the date hereof, Mr. Morgan has the shared power to vote and dispose of 3,425,708 shares of Common Stock.

(c) The description of the transactions described in Item 4 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described below and in Item 4 herein, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Pursuant to the Plan, on the Effective Date, Brigade CM entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer and certain of the other parties to the Backstop Commitment Agreement.

The Registration Rights Agreement requires the Issuer to file a shelf registration statement (the “Initial Shelf Registration Statement”) within 15 days following the Effective Date, subject to extension, that includes the Registrable Securities (as defined in the Registration Rights Agreement), including shares of Common Stock beneficially owned by the Reporting Persons, whose inclusion has been timely requested, to the extent that the amount of such Registrable Securities does not exceed the amount as may be permitted to be included in such registration statement under the rules and regulations of the SEC. The Registration Rights Agreement allows holders to demand registrations subject to certain requirements and exceptions.

Following the effectiveness of the Initial Shelf Registration Statement (including any substitute thereof), upon the demand of one or more holders (the “Takedown Demand”), the Issuer will facilitate shelf takedowns off of such Initial Shelf Registration Statement by means of an underwritten public offering, provided that the number of shares included in such Takedown Demand equal at least five percent of outstanding Common Stock at such time. The Issuer will not be required to undertake more than three underwritten public offerings made pursuant to the Registration Rights Agreement in a 12-month period.

In the event that the Issuer proposes to file a registration statement or conduct an underwritten shelf takedown with respect to a public offering of Common Stock or any securities convertible or exercisable into Common Stock (other than registration on Form S-8, Form S-4 or another form not available for registering the Registrable Securities for sale to the public, a “Piggyback Registration”), the Issuer must notify holders of Registrable Securities holding at least five percent of the outstanding Common Stock of its intention to effect such Piggyback Registration within at least 10 business days before the anticipated filing date and include in such Piggyback Registration all Registrable Securities requested to be included therein.

The registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration statement and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The Issuer will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit F to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement.

Exhibit B: Backstop Commitment Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 1, 2019).

Exhibit C: Warrant Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 26, 2019).

Exhibit D: Restructuring Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2018).

Exhibit E: First Amendment to Restructuring Support Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 1, 2019).

Exhibit F: Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 26, 2019).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2019	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member

Brigade Leveraged Capital Structures Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Director

Brigade Energy Opportunities Fund LP

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member of its General Partner

Brigade Capital GP, LLC

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually

Exhibit A

AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock of Parker Drilling Company, a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to this Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement as of April 4, 2019.

April 4, 2019	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member

Brigade Leveraged Capital Structures Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Director

Brigade Energy Opportunities Fund LP

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member of its General Partner

Brigade Capital GP, LLC

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually